MINERAL PROPERTY PURCHASE AGREEMENT

THIS AGREEMENT made effective as of the 23rd day of December, 2016.

BETWEEN: **BEARING RESOURCES LTD.**, a company incorporated pursuant to the laws of British Columbia and having an office at 1400 – 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3

(the "**Vendor**")

AND: **GOLDEN PREDATOR MINING CORP.**, a company incorporated pursuant to the laws of British Columbia and having an office at 555 – 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6

(the "**Purchaser**")

(each a "**Party**" and collectively, the "**Parties**")

WHEREAS:

A. The Vendor is the registered and beneficial owner of a 100% undivided interest in certain mineral claims located in the Upper Hyland River area of eastern Yukon Territory, more particularly described in Schedule "A" attached hereto (the "**Property**"); and

B. The Purchaser wishes to acquire the Vendor's interest in the Property on the terms described in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSETH that for and in consideration of the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. DEFINITIONS

1.1. In addition to the capitalized words and phrases defined elsewhere in this Agreement, including the Schedules hereto, for the purposes of this Agreement the following capitalized words and phrases when used herein have the following meanings:

(a) "**Agreement**" means this Agreement as amended in writing from time to time;

(b) "**Closing**" means the closing of the transactions contemplated in this Agreement, whereby the Purchaser will acquire the Property;

(c) "**Confidential Information**" means the terms of this Agreement and any information regarding or relating to the Mining Work;

(d) "**Effective Date**" means the date the Li3 Transaction completes;

(e) "**Execution Date**" means the execution date of this Agreement first set forth above;

(f) **"Freeport NSR"** means the 2% net smelter returns royalty granted to Freeport McMoRan on certain mineral claims comprising the Property pursuant to a Net Smelter Returns Royalty Agreement between the Vendor and Freeport McMoRan, dated October 27, 2011 and attached as Schedule "C" hereto;

(g) **"GPY Shares"** means common shares in the capital of the Purchaser;

(h) **"Li3 Transaction"** means the proposed transaction to be completed by the Vendor and Li3 Energy Inc. pursuant to which the Vendor shall acquire an interest in the Maricunga Lithium Project;

(i) **"Minimum Price"** means the minimum price for the GPY Shares, including all permissible discounts,permitted by the TSX Venture Exchange;

(j) **"Mining Work"** means every kind of work done on or in respect of the Property or the products therefrom by or under the direction of or on behalf of or for the benefit of the parties or any one or more of them and, without limiting the generality of the foregoing, incudes assessment work, geophysical, geochemical and geological surveying, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, shaft sinking, raising, crosscutting and drifting, searching for, digging, trucking, sampling, working and procuring minerals, ores, metals and concentrates, surveying and bringing any mineral claims or other interests to lease or patent, reporting and all other work usually considered to be prospecting, exploration, development and mining work;

(k) **"Net Smelter Return"** has the meaning ascribed thereto in Schedule "B" attached hereto;

(l) **"NSR"** means the royalty payable on the Net Smelter Return as set out in Schedule "B" attached hereto; and

(m) **"Property"** has the meaning ascribed thereto in the above recitals to this Agreement;

(n) **"Property Rights "** means all exploration, exploitation and mining licenses, permits, leases, easements, rights-of-way, certificates and other mining interests and approvals obtained by any person before or after the date of this Agreement in respect of a Property and in which the Vendor holds an interest and which are necessary or desirable for the exploration and development of the Property, and all geological, geophysical, geochemical and engineering reports, charts, maps and other data and documentation relating to the Property and owned or controlled by the Vendor (in electronic format as well as paper format where available), including, without limitation, prior exploration and development results, proposed work programs and budgets, pre-feasibility or feasibility studies and reports, valuations, reserve estimates and the like; and

(o) **"VWAP"** means the volume weighted average price of one GPY Share.

2. PURCHASE OF PROPERTY

2.1. Subject to the terms and conditions of this Agreement, the Vendor hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Vendor, a 100% interest in and to the Property, on Closing, in exchange for the following consideration (collectively referred to as the **"Consideration"**):

(a) the payment by the Purchaser to the Vendor of cash amounts as follows:

i. $10,000 payable on the Execution Date (the "**Cash Deposit**");

ii. $20,000 payable on the date that is eight (8) months from the Execution Date, assuming the Effective Date has occurred;

iii. $60,000 payable on the date that is twenty (20) months from the Execution Date, assuming the Effective Date has occurred;

iv. $85,000 payable on the date that is thirty-two (32) months from the Execution Date, assuming the Effective Date has occurred; and

v. $100,000 payable on the date that is forty-eight (48) months from the Execution Date, assuming the Effective Date has occurred;

(b) the issuance to the Vendor of GPY Shares as follows:

i. 35,000 GPY Shares issued on the Execution Date;

ii. 50,000 GPY Shares issued on the date that is eight (8) months from the Execution Date, assuming the Effective Date has occurred;

iii. the number of GPY Shares equal to $100,000, issued on the date that is twenty (20) months from the Execution Date, assuming the Effective Date has occurred, and having a price per share equal to the greater of the Minimum Price and the 21-day VWAP as at such date;

iv. the number of GPY Shares equal to $250,000, issued on the date that is thirty-two (32) months from the Execution Date, assuming the Effective Date has occurred, and having a price per share equal to the greater of the Minimum Price and the 21-day VWAP as at such date; and

v. the number of GPY Shares equal to $250,000, issued on the date that is forty-eight (48) months from the Execution Date, assuming the Effective Date has occurred, and having a price per share equal to the greater of the Minimum Price and the 21-day VWAP as at such date;

(c) the grant to the Vendor of the NSR which grant is hereby agreed to be effective on Closing and will be registered against and run with the Property.

2.2. Within seven (7) days of the receipt of the Consideration by the Vendor, the Vendor will submit to the Yukon Government registrable transfer documentation to transfer a 100% undivided, beneficial and legal interest in and to the Property and all associated Property Rights to the Purchaser or as directed by the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably.

2.3. The Purchaser will be responsible for the payment of transfer fees associated with the transfer of the Property.

2.4. In the event the Effective Date does not occur within eight (8) months of the Execution Date, this Agreement shall be of further force and effect and the Vendor shall return the 35,000 GPY Shares issued to the Vendor pursuant to Section 2.1(b)(i) to the Purchaser for cancellation. For greater certainty, the Cash Deposit shall be non-refundable.

3. MINING LAND USE PERMITS

3.1. As soon as possible after the execution of this Agreement, the Vendor will use its commercially-reasonable best efforts to take all necessary steps to make all necessary filings with the Yukon Territory to have the Mining Land Use Permit registered jointly in the name of the Vendor and the Purchaser. In the event that this Agreement is terminated pursuant to section 5 hereto, the Purchaser will, as soon as practicable upon such termination, remove its name from the Mining Land Use Permit.

4. REPRESENTATIONS AND WARRANTIES

4.1. The Vendor hereby represents and warrant to the Purchaser that:

(a) it is a company duly incorporated and validly subsisting and is in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business in the jurisdiction in which the Property is located;

(b) it has full power, authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby;

(c) the execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with any agreement or other instrument to which the Vendor is a party, is bound, or may be subject to and will not contravene any applicable law;

(d) it is the owner of a 100% registered and beneficial right, title and interest in and to the Property and the Property is free and clear of all liens and there is no adverse claim or challenge to ownership of the Property, and, except for the Freeport NSR, there are no outstanding rights or options to acquire or purchase the Property or any third party royalties, net profits interests or similar interests relating to the Property;

(e) the Vendor's ownership of the Property is in compliance with, is not in default or violation in any material respect under, and the Vendor has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation in connection with the Vendor's ownership of the Property;

(f) the claims comprising the Property were properly staked, recorded and filed with appropriate governmental agencies and (i) the Property is in good standing under the laws of the Yukon Territory; (ii) all assessment work required to hold the claims comprising the Property has been performed and all governmental fees have been paid and all filings required to maintain the claims comprising the Property in good standing have been properly and timely recorded or filed with appropriate governmental agencies; and (iii) the Vendor has no knowledge of conflicting mineral claims;

(g) the Property has been duly and properly recorded in accordance with all of the laws in effect in the jurisdiction in which the Property is located;

(h) the Purchaser may enter in, under or upon the Property for all purposes of this Agreement without making any payment to, and without accounting to or obtaining the permission of, any other person other than any payments required to be made under this Agreement;

(i) there is no claim or challenge against or to the ownership of or title to the Property or any portion thereof, nor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof or interest therein;

(j) there are no outstanding orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures with respect to the Property and the conduct of the operations related thereto, and the Vendor has not received any notice of same and is not aware of any basis on which any such orders or direction could be made;

(k) there has been no known spill, discharge, deposit, leak, emission or other release of any hazardous substance on, into, under or affecting the Property and no hazardous substance is stored in any type of container on, in or under the Property;

(l) the Vendor has complied with all laws applicable to his activities on and in respect of the Property and without limiting the generality of the foregoing, he has not used any part of the Property, or permitted any part of the Property to be used to generate, manufacture, refine, treat, transport, store, handle, dispose of, transfer, produce or process hazardous substances, and, to the best of the Vendor's knowledge and belief, neither has any other person; and no claim comprising the Property is the subject of any investigation by any governmental authority evaluating whether any remedial action is needed to respond to a release of any hazardous substance into the environment;

(m) except for the Freeport NSR, no person has any royalty or other interest whatsoever in production or profits from the Property or any portion thereof;

(n) the Vendor has had the opportunity to obtain independent legal advice with respect to this Agreement and the transactions contemplated herein, and is not relying on legal counsel for the Purchaser with respect to any such legal advice; and

(o) this Agreement has been duly executed and delivered by the Vendor and it constitutes a legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies.

4.2. The Purchaser hereby represents and warrants to the Vendor that:

(a) it is a company duly incorporated and validly subsisting and is in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business in the jurisdiction in which the Property is located;

(b) it has full power, authority and legal right (i) to own or lease its assets and properties and to conduct its business as now being conducted, (ii) to enter into its obligations under this Agreement and each other agreement, document and instrument executed or to be executed by it pursuant to or in connection with this Agreement and to perform the terms hereof and thereof applicable to it, and (iii) to grant the NSR;

(c) the consummation of the transactions contemplated herein will not violate, nor be in conflict with, the constating documents, by-laws or other governing documents of the Purchaser or any laws applicable to the Purchaser or any agreement to which the Purchaser is party or by which it or any of its assets are subject or by which it or any of its assets may be bound; and

(d) this Agreement has been duly executed and delivered by the Purchaser and it constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies.

4.3. The representations and warranties hereinbefore set out are conditions on which the Parties have relied in entering into this Agreement, are to be construed as both conditions and warranties and will, regardless of any investigation which may have been made by or on behalf of any Party as to the accuracy of such representations and warranties, survive the closing of the transactions contemplated hereby and the acquisition of any interest in the Property hereunder and each of the Parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation or warranty contained in this Agreement.

5. TERMINATION

5.1. This Agreement will terminate:

(a) if the Effective Date does not occur within eight (8) months of the Execution Date, as provided in Section 2.4 hereof;

(b) at any time, upon mutual agreement in writing of all of the Parties hereto; or

(c) upon notice delivered by a non-breaching Party to the other Party if should there be any material breach of a term, condition, warranty or representation herein, provided that such breach has not been cured to the reasonable satisfaction of the non-breaching Party within thirty (30) days of receiving notice thereof.

5.2. In the event of termination by any of the Parties as provided for in this Section 5, this Agreement will become void and of no effect and no Party will have any further rights or obligations hereunder, provided that Sections 3.1, 7.1 and 8.3 of this Agreement will survive termination.

6. FORCE MAJEURE

6.1. No Party will be liable for its failure to perform any of its obligations, or meet any requirement under this Agreement due to a cause beyond its reasonable control (an "**Intervening Event**") and all time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

7. CONFIDENTIALITY OF INFORMATION

7.1. Until the consummation of the transactions contemplated hereby, the parties hereto agree to not disclose any of the Confidential Information to any other person or entity except where required by law or by the rules or policies of the TSX Venture Exchange.

8. GENERAL

8.1. Notice. Any notice required or permitted to be given under this Agreement will be in writing and may be given by delivering, sending by electronic transmission or other means of electronic communication

capable of producing a printed copy, or sending by prepaid registered mail, the notice to the following address or number:

If to the Vendor:

Bearing Resources Ltd.
1400 – 1111 West Georgia Street
Vancouver, BC
V6E 4M3

Attention: Jeremy Poirier
Telephone: (778) 989-1501
Email: jpoirier@bearingresources.ca

If to the Purchaser:

Golden Predator Mining Corp.
555 – 701 West Georgia Street
Vancouver
B.C. V7Y 1C6

Attention: Janet Lee-Sherriff
Telephone: (604) 260-5029 Ext 101
Email: jel@goldenpredator.com

Any such communication will be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a business day and such delivery was made prior to 4:00 p.m. (*Vancouver time*), otherwise on the next business day, (ii) transmitted by electronic mail or similar means of recorded communication on the business day following the date of transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to the Party at its changed address.

8.2. Currency and Payment. All currency amounts expressed herein, unless otherwise specified, refer to the lawful currency of Canada. All payments to be made to any Party hereunder may be made by cheque mailed or delivered to such Party to its address for notice purposes as provided herein, or to the order of such Party at such bank in Canada as such Party may designate from time to time by written notice. Such bank will be deemed the agent of the designating Party for the purpose of receiving, collecting and receipting such payment.

8.3. Governing Law. This Agreement and the rights and obligations and relations of the parties will be governed and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Parties agree that the courts of British Columbia will have sole jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement, and the Parties agree to attorn to the jurisdiction of such courts.

8.4. Entire Agreement. This Agreement embodies the entire agreement and understanding among the Parties and supersedes all prior agreements and undertakings, whether oral or written, relative to the subject matter hereof.

8.5. Time of the Essence. Time will be of the essence of this Agreement.

8.6. Headings. The headings of the sections of this Agreement are for convenience only and do not form a part of this Agreement. They are not intended to affect the construction of anything herein contained or govern the rights and liabilities of the Parties.

8.7. Further Assurances. Each of the Parties hereto will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to carry out the intent, purposes and terms of this Agreement. The Vendor agrees to use commercially reasonable efforts to complete the Li3 Transaction as soon as reasonably practicable.

8.8. Enurement. This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

8.9. Assignments. This Agreement and the benefits, rights, duties and obligations of any Party hereunder will not be assigned by any Party, in whole or in part, without the prior written consent of the other Party.

8.10. Waiver. No failure or delay on the Parties' part in exercising any power or right hereunder will operate as a waiver thereof.

8.11. Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the Parties hereto.

8.12. Severability. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provisions of this Agreement or of such provisions or part thereof in any other jurisdiction.

8.13. Independent Legal Advice. Each of the Parties acknowledges that Morton Law LLP has acted as counsel only to the Purchaser and the Vendor acknowledges and confirms that it has been advised to seek, and has sought or has otherwise waived, independent tax and legal advice with respect to this Agreement and the documents delivered pursuant thereto and that Morton Law LLP are not protecting the rights and interests of any other Party to this Agreement.

8.14. Counterparts. This Agreement may be executed by the Parties in any number of counterparts, including by way of email or other electronic means, and each of which will be deemed to be an original and all of which, collectively, will be deemed to be one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

BEARING RESOURCES LTD.

Per: ______________________________
Authorized Signatory

____
Print Name & Title

GOLDEN PREDATOR MINING CORP.

Per: ______________________
Authorized Signatory

Janet Lee-Sheriff, CEO
Print Name & Title

SCHEDULE "A"
TO THE MINERAL PROPERTY PURCHASE AGREEMENT
BETWEEN GOLDEN PREDATOR MINING CORP. AND BEARING RESOURCES LTD.

(See attached list of claims comprising the Property)

SCHEDULE "B"
TO THE MINERAL PROPERTY PURCHASE AGREEMENT
BETWEEN GOLDEN PREDATOR MINING CORP. AND BEARING RESOURCES LTD.

NET SMELTER RETURN ROYALTY

Pursuant to the Agreement to which this Schedule is attached, Bearing Resources Ltd. (the "**Vendor**") is entitled to a 2% net smelter return royalty on claims of the Property not subject to a royalty under the terms of the Net Smelter Returns Royalty Agreement dated October 27, 2011 between the Vendor and Freeport-McMoRan of Canada Ltd. (the "**FM Royalty**") and a 1% net smelter returns royalty on claims subject to the FM Royalty (collectively the "**NSR**"), as described below. Capitalized terms herein will have the meanings ascribed thereto in the Agreement, unless otherwise indicated. "**Payor**" will mean the Purchaser and its successors and assigns.

1. "**Net Smelter Returns**" means the actual proceeds received by the Payor for its own account from the sale of ore, or ore concentrates or other products from the Property to a smelter or other ore buyer after deduction of smelter and/or refining charges, ore treatment charges and penalties, less all umpire charges which the purchaser may be required to pay. Not less than 60 days prior to the commencement or any fiscal year of the Payor, the Vendor will have the right to elect to receive the NSR in kind for that fiscal year of the Payor. Upon the Vendor giving notice of such election to the Payor, the Vendor and the Payor will enter into good faith negotiations with each other to settle the manner in which the payment will be calculated and paid, it being the intent that the payment received in kind will be commercially equivalent to the payment that the Vendor would have received if it had been made in the form of cash payment.

2. Payment of Net Smelter Returns by the Payor to the Vendor will be made 60 days after the end of each semi-annual period in each fiscal year of the Payor and will be accompanied by unaudited financial statements pertaining to the operations carried out by the Payor on the Property. Within 90 days after the end of each fiscal year of the Payor in which the NSR is payable to the Vendor, the records relating to the calculation of Net Smelter Returns for such year will be audited and any resulting adjustments in the payment of the NSR to the Vendor will be made forthwith. A copy of the said audit will be delivered to the Vendor within 30 days of the end of such 90-day period.

3. Each annual audit will be final and not subject to adjustment unless the Vendor delivers to the Payor written exceptions in reasonable detail within six months after the Vendor receives the report. The Vendor, or its representative duly authorized in writing, at its expense, will have the right to audit the books and records of the Payor related to Net Smelter Returns to determine the accuracy of the report, but will not have access to any other books and records of recognized standing. The Payor will have the right to condition access to its books and records on execution of a written agreement by the auditor that all information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the report. A copy of the audit report prepared for the Vendor will be delivered to the Vendor upon completion, and any material discrepancy between the amount actually paid by the Vendor and the amount which should have been paid by the Payor, then the Payor will pay the entire cost of the audit.

4. The Payor will keep proper books and records and supporting materials covering all matters relevant to the calculation of the NSR. Such books and records will be kept in accordance with generally accepted accounting principles and practices consistently applied.

5. The Payor may repurchase one-half of the NSR (i.e. reduce the NSR to 1% on the claims not subject to the FM Royalty and 0.5% on the claims subject to the FM Royalty) at any time for a purchase price of $1,000,000.

6. Any dispute arising out of or related to any report, payment, calculation or audit will be resolved solely by arbitration. No error in accounting or in interpretation of the Agreement will be the basis for a claim of

breach of fiduciary duty, or the like, or give rise to a claim for exemplary or punitive damages or for termination or rescission of the Agreement or the estate and rights acquired and held by the Payor under the terms of the Agreement.

7. If the Payor smelts or refines ore or ore concentrates or other products from the Property in or through facilities owned or controlled by the Payor, then the costs and charges for such operations will be deemed to mean the amount that the Payor would have incurred if such operations were carried in or through facilities not owned or controlled by the Payor then offering comparable services for comparable products.

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SCHEDULE "C"
TO THE MINERAL PROPERTY PURCHASE AGREEMENT
BETWEEN GOLDEN PREDATOR MINING CORP. AND BEARING RESOURCES LTD.

(see attached agreement)